EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              30 April 2004


                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                         REPORTED REVENUES UP ALMOST 6%
                         ------------------------------

                     CONSTANT CURRENCY REVENUES UP OVER 12%
                     --------------------------------------

                       LIKE-FOR-LIKE REVENUES UP ALMOST 2%
                       -----------------------------------

                   FIRST QUARTER OPERATING MARGIN ABOVE BUDGET
                   -------------------------------------------

               FULL YEAR OPERATING MARGIN FORECAST TO INCREASE IN
               --------------------------------------------------
                                LINE WITH TARGET
                                ----------------

                      SIGNIFICANT IMPROVEMENT IN LIQUIDITY
                      ------------------------------------

Current Trading

Reported revenues rose by almost 6%. In constant currencies, first quarter revenues were up by over 12%, the difference being primarily due to the weakness of the dollar. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up almost 2%. Excluding the acquisition of Cordiant, like-for-like revenues were up almost 4%. This reflects continued sequential improvement in the last three quarters, with revenue growth, excluding Cordiant, of over 2% in the third quarter of 2003 and of over 3% in the last quarter of 2003.

As shown in the appendix to this release, on a constant currency basis, all regions, except Continental Europe, showed double digit revenue growth. In North America, revenues were up by almost 11%. In Europe, the UK was up almost 12% and Continental Europe up over 7%. Asia Pacific, Latin America, Africa and the Middle East was up over 28%.

By communications services sector, advertising and media investment management was up over 14%, information, insight and consultancy up over 3%, public relations and public affairs up almost 6% (which includes, on a pro-forma basis, certain of the Group's public relations businesses in Asia which were previously included in advertising), and branding and identity, healthcare and specialist communications up over 19%. Public relations and public affairs, the sector most affected by the recession, has finally started to pick up.

Net new business billings of (pound)514 million ($926 million) were won during the first quarter. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients. There are an increasing number of new business opportunities, as clients turn their attention to managing for growth and the top line, rather than focussing totally on costs. In addition, there are signs that corporate capital expenditures (particularly in technology) are picking up, possibly filling any potential vacuum in consumer spending.

In the first quarter both profitability and operating margin were above budget due to strong revenue conversion, and full year margin forecasts are in line with the Group's margin target for 2004 of an increase of 0.8 margin points to 13.8%. Operating margin targets for 2005 and 2006 will be set at the end of August, when the Group's half year results are announced. Targets will be in the range of 14% - 15% for 2005 and at least 15% for 2006.

As noted in the Group's preliminary announcement for 2003, excluding Cordiant, like-for-like revenue growth improved in each quarter. This sequential improvement was maintained in the first quarter of 2004, with like-for-like revenues, excluding Cordiant, up almost 4%.

The Group's operating companies continued to improve productivity. On a pro-forma basis, the number of people in the Group (excluding associates) was virtually flat at 55,938 on 31 March 2004 as compared to 55,780 on 1 January 2004. In the first quarter of 2004, average headcount on a like-for-like basis was down almost 3% compared with the first quarter of 2003.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a judicious combination of capital expenditure, acquisitions and share cancellations, whilst ensuring that these expenditures are covered by free cash flow.

Net debt at 31 March 2004 fell sharply by (pound)538 million (or by (pound)426 million at 2004 exchange rates) to (pound)797 million, compared to (pound)1,335 million at the same date in 2003. Average net debt in the first quarter of 2004 was down (pound)376 million to (pound)730 million compared to (pound)1,106 million in 2003, at 2004 exchange rates. At this level, the Group's gearing is comfortable. In the twelve months to 31 March 2004, the Group's free cash flow was (pound)465 million. Over the same period, the Group's capital expenditure, acquisitions and share cancellations were (pound)458 million.

In the first quarter of 2004, the Group completed acquisitions or increased equity interests in advertising and media investment management in Germany, Sweden, Indonesia and South Korea and in public relations and public affairs in the United States and the United Kingdom.

6,600,000 ordinary shares were purchased in the first quarter of 2004, at an average price of (pound)5.57 per share and total cost of (pound)36.8 million. All of these shares were cancelled. As the return on capital criteria for investing in cash acquisitions have been raised, particularly in the United States, the Company will continue to commit to repurchasing up to 2% annually of its share base in the open market at an approximate cost of (pound)150 million, when market conditions are appropriate.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits and margins; increasing cost flexibility (particularly in the areas of staff and property costs); using free cash flow to enhance share owner value and improve return on capital employed; continuing to develop the role of the parent company in adding value to our clients and people; developing our portfolio in high revenue growth geographical and functional areas; and improving our creative quality and capabilities.

For further information:

Sir Martin Sorrell         )   44 207 408 2204
Paul Richardson            )   1 212 632 2301
Feona McEwan               )


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended March 31, 2004

                                                                                          Revenue        Constant
Region                                                                                     Growth        Currency
------                                                                                   Reported       Growth(1)
                        2004            %               2003            %               2004/2003       2004/2003
                        (pound)m      Total             (pound)m       Total                    %               %

North America            390.3          41              401.2           44                   -2.7            10.8

United Kingdom           164.7          17              147.5           16                   11.7            11.7

Continental Europe       246.0          26              228.8           25                    7.5             7.2

Asia Pacific, Latin
America, Africa
& Middle East            159.3          16              131.0           15                   21.6             28.2
                         -----        ----              -----         ----                  -----             ----

TOTAL GROUP              960.3         100              908.5          100                    5.7             12.5
                         -----        ----              -----         ----                  -----             ----


Communications
--------------                                                                           Revenue         Constant
Services Sector                                                                           Growth         Currency
---------------                                                                         Reported        Growth(1)
                        2004            %               2003            %               2004/2003       2004/2003
                        (pound)m      Total             (pound)m       Total                    %               %

Advertising, Media
Investment
Management2              439.5          46              409.6           45                    7.3             14.3

Information, Insight &
Consultancy              158.3          16              161.0           18                   -1.6              3.1

Public Relations
& Public Affairs(2)      105.3          11              108.3           12                   -2.8              5.6

Branding & Identity,
Healthcare and           257.2          27              229.6           25                   12.0             19.2
Specialist
Communications
                         -----        ----              -----        -----                   ----             ----

TOTAL GROUP              960.3         100              908.5         100                     5.7             12.5
                         -----        ----              -----        -----                   ----             ----

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(1)Constant currency growth excludes the effects of currency movements.
(2) In 2004, certain public relations revenue which historically was included in Advertising, Media Investment Management has been moved to Public Relations and Public Affairs. As a result, the comparative figures for both Advertising, Media Investment Management and Public Relations and Public Affairs have been re-stated to reflect this change.